THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

July 29, 2010

VIA EDGAR (Correspondence Filing)

Mr. Dominic Minore U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Adirondack Funds  (the “Registrant”)

Post-Effective Amendment No. 7

File Nos. 333-121690; 811-21691

Dear Minore:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 7 to the Registrant’s Registration Statement (the “Amendment”) filed with respect to the Adirondack Small Cap Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	Please include the generic “Tandy” representations in your response letter.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

  1.  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.   Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 2:	On the cover page of the Prospectus, please add the following immediately preceding the Fund’s ticker symbol: “Ticker:”
Response:	The disclosure has been revised as requested.
Comment 3:	In the “Shareholder Fees” table, please insert the following parenthetical after the “Redemption Fee” line item: “(as a percentage of amount redeemed within 30 days)”
Response:	The disclosure has been revised as requested.
Comment 4:

Please revise the “Annual Fund Operating Expenses” table as follows:

Management Fees                                                                             1.25%

Distribution (and/or Service) (12b-1) Fees                                       None

Other Expenses                                                                                 ~~[__]~~0.55%

Acquired Fund Fees and Expenses(1)                                               ~~[__]~~0.01%

Total Annual Fund Operating Expenses                                          ~~[____]~~1.81%

Less Fee ~~Waiver~~ Reduction and/or Expense Reimbursement(2)      (~~[___]~~0.31)%

Total Annual Fund Operating Expenses

after Waiver and/or Reimbursement                                                                        ~~[____]~~1.50%

Response:	The disclosure has been revised as requested.
Comment 5:	Please disclose supplementally whether the adviser is in “recoupment” mode pursuant to the advisor’s expense cap; if so, additional disclosure may be required.
Response:	The adviser is not in “recoupment” mode under the advisor’s expense cap.
Comment 6:

Please confirm that the net amount shown in the “Annual Fund Operating Expenses” table will be lower than the amount shown in the “Total Annual Fund Operating Expenses” line item (i.e., that some amount has actually been waived).

Response:	Yes, the Registrant has confirmed that the advisor has actually waived a portion of its advisory fee and the “Annual Fund Operating Expenses” table has been updated accordingly.
Comment 7:	In footnote 2 to the “Annual Fund Operating Expenses” table, please add disclosure regarding the items that are not covered by the advisor’s contractual fee waiver.
Response:

The disclosure has been revised as follows:

“Adirondack Research & Management Inc. has contractually agreed to defer its management fee and reimburse expenses to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs, borrowing costs (such as interest and dividends on securities sold short), taxes, extraordinary expenses, and costs of acquired funds) at 1.49% until July 31, 2011.”

Comment 8:	In footnote 2 to the “Annual Fund Operating Expenses” table, please add disclosure regarding the advisor’s ability to recoup amounts waiver under the expense limitation agreement.
Response:

The following disclosure has been added to the end of footnote 2:

“Any waiver or reimbursement by the advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.”

Comment 9:	In the third sentence of the “Expense Example,” please clarify that the example assumes expenses stay the same with the exception of the “1 Year” expense example.
Response:

The disclosure has been revised as follows:

“The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same,  with the exception of the “1 Year” example, which has been calculated to reflect the advisor’s contractual agreement to reduce management fees and reimburse expenses.”

Comment 10:

In the “Principal Investment Strategy” section and the “Additional Information on Investment Objective, Strategies and Risks/ Principal Investment Strategies” section, please revise the disclosure regarding investment in foreign ADRs to include disclosure regarding “Emerging Markets,” if applicable.

Response:	The Fund will not invest in emerging markets, therefore no disclosure regarding emerging markets has been added.
Comment 11:

In the “Principal Investment Strategy” section and the “Additional Information on Investment Objective, Strategies and Risks/ Principal Investment Strategies” section, please revise the following disclosure so that it is in “plain English” (in particular revise the reference to “the original investment thesis”):

“When price targets are reached the position is sold.  In addition, the advisor will reduce positions that exceed 5% of the portfolio and sell those securities when the original investment thesis is no longer valid due to either company specific or industry issues.”

Response:

The disclosure has been revised as follows:

“When price targets are reached the position is sold. In addition, the advisor will reduce positions that exceed 5% of the portfolio and sell those securities when the original investment ~~thesis~~ rationale is no longer ~~valid~~ justified due to either company specific or industry issues.”

Comment 12:	Please revise the heading to the “Risks” section to read: “Principal Risks of Investing in the Fund”
Response:	The disclosure has been revised as requested.
Comment 13:	In the “Risks, Foreign Risk” section, please highlight the “risks not usually associated with owning securities of U.S. issuers.”
Response:

The disclosure has been revised as follows:

“To the extent the Fund invests in foreign securities by purchasing American Depositary Receipts, the Fund may be subject to risks not usually associated with owning securities of U.S. issuers.  These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and taxation issues.”

Comment 14:	In the “Risks, Value Investing Risk” section, please revise the disclosure to include the risks of the contrarian style of investing, or, add a separate risk factor to address this risk.
Response:

The disclosure has been revised as follows:

 “Value investing attempts to identify companies selling at a discount to their intrinsic value.  Value investing may also involve the purchase of securities that are disfavored in the market or companies whose value the advisor believes is not fully recognized by the investing public. Value investing is subject to the risk that a company’s intrinsic value may never be fully realized by the market or that a company judged by the adviser to be undervalued may actually be appropriately priced. ”

Comment 15:	In the “Performance” section, if updated performance information is available on the website or by phone, please add disclosure to that effect to the end of the section.
Response:	The following disclosure has been added to the end of the “Performance” section: “Updated performance information is available at www.adirondackfunds.com or by calling 1-888-686-2729.”
Comment 16:

Please remove the following disclosure from the Summary Prospectus:

“The Russell 2000® Value Index measures the performance of the Russell 2000® Index companies with lower price-to-book ratios and lower forecasted growth values.”

Response:	The disclosure has been deleted.
Comment 17:

In the “Principal Investment Risks” section, please revise the disclosure to address the fact that the Fund’s most recent annual report indicates that the Fund was invested 27% in technology stocks either by adding an additional risk factor or revising the “Sector Risk.”

Response:

The disclosure has been revised as follows:

“Sector risk is the possibility that stocks within the same group of industries will decline in price due to sector-specific market or economic developments.  If the advisor invests a significant portion of its assets in a particular sector, the Fund is subject to the risk that companies in the same sector are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that market segment.  The Fund may invest heavily in technology stocks; however, the sectors in which the Fund may be overweighted will vary.”

Comment 18:	In the “Investment Advisor” section, please revise the disclosure to clarify that the advisor is not waiving the investment advisory fee, but reducing it.
Response:

The disclosure has been revised as follows:

“For the fiscal year ended March 31, 2010, ARMI received an advisory fee, after fee ~~deferrals~~ reductions, equal to ~~[_____]~~0.03% of the average daily net assets of the Fund. ARMI is entitled to receive an annual advisory fee of 1.25% of the Fund’s average daily net assets and may recoup the fees waived reduced during the fiscal year within three years after the fee ~~waiver~~ reduction if such recoupment can be achieved within the expense limit in effect at the time of the ~~deferral~~ reduction.”

Statement of Additional Information

Comment 1:

In the “Non-Principal Investment Strategies and Risks” section, please add disclosure regarding how the Fund’s investment in corporate debt securities allows the Fund to meet its investment objective of long-term capital appreciation.

Response:

The disclosure has been revised as follows:

“CORPORATE DEBT SECURITIES  - The Fund may invest in corporate debt securities which are trading at a discount or the Adviser feels are undervalued and offer the opportunity for price appreciation.  Corporate Debt Securities are long and short-term debt obligations issued by companies (such as publicly issued and privately placed bonds, notes and commercial paper).”

Comment 2:

The Prospectus seems to indicate that the Fund’s investment in foreign securities is a principal strategy; however, disclosure regarding foreign securities appears in the “Non-Principal Investment Strategies and Risks” section.  Please address this inconsistency.

Response:

The foreign securities information in the Statement of Additional Information has been moved to a new section of the Statement of Additional Information describing, in more detail, the instruments in which the Fund may invest as part of its principal investment strategy.

Comment 3:

In the “Non-Principal Investment Strategies and Risks” section, please revise the disclosure regarding investment company securities to indicate the types of investment companies (e.g., the Fund invests in small cap issuers, so does it only invest in small cap funds?).

Response:

The disclosure has been revised as follows:

“INVESTMENT COMPANY SECURITIES are shares of other mutual funds.  Due to adverse market, economic, political or other conditions; to maintain liquidity; or pending selection of investments, the Fund may temporarily invest in investment companies with investment objectives and principal investment strategies similar to those of the Fund.  This includes purchasing shares of  other investment companies that invest in small cap companies, investing in exchange traded funds that track small cap indices or investing in sector-based investment companies to gain exposure to certain segments of the market that Adviser has determined may be under valued and offer the opportunity for capital appreciation.”

Comment 4:

In the “Non-Principal Investment Strategies and Risks” section, in the subsection describing Real Estate Investment Trusts, please briefly add disclosure regarding how the adviser selects REITs in which to invest.

Response:

The following disclosure has been added:

“REAL ESTATE INVESTMENT TRUSTS  The Fund may invest up to 10% of its asses in the securities of real estate investment trusts (REITs).  REITs offer investors greater liquidity and diversification than direct ownership of properties.  A REIT is a corporation or business trust that invests substantially all of its assets in interests in real estate.  In making an investment decisions regarding the purchase of REITs, the Adviser uses a similar investment analysis process as is used in the selection of individual securities, namely selecting undervalued securities using key valuation metrics and then performing  a detailed assessment of the REIT's management, strategy, financial statements and competition.”

Comment 5:

In the “Non-Principal Investment Strategies and Risks/ Short Sale” section, please add disclosure regarding why the Fund sells short (e.g., only as a hedge or for gain or capital appreciation).  In addition, the Prospectus seems to indicate that the Fund’s short sale of securities is a principal strategy; however, disclosure regarding short sales appears in the “Non-Principal Investment Strategies and Risks” section.  Please address this inconsistency.

Response:

After discussion with the Adviser, it was determined that shorting stocks is not a principal investment strategy.  Accordingly, references to shorting stocks have been removed from the prospectus

The following disclosure has been added to the disclosure in the Statement of Additional Information:

“SHORT SALES  The Fund may sell a security short in anticipation of a decline in the market value of the security.  The Fund will sell a security short for investment purposes when the Adviser determines that the security is overvalued and anticipates a correction in the market price.  The Adviser may also sell securities short as a hedge against losses in the value of securities held by the Fund.”

Comment 6:

In the “Investment Restrictions/ Borrowing Money” section, there is disclosure regarding reverse repurchase transactions.  There should be disclosure regarding these types of transactions, along with repurchase agreements and securities lending and limitations with respect thereto in the Prospectus. In addition, the Prospectus should include disclosure regarding the types of entities to which the Fund will lend securities and address the Fund’s policy with respect to proxy voting in this context.

Response:

The disclosure in the Statement of Additional Information is provided in response to Item 16 of Form N-1A which requires the Registrant to describe the Fund's policies with respect to borrowing money.  The Fund policies, not the Fund's strategy, is to preserve the flexibility to borrow money up to the limits allowed by the Investment Company Act.  The Fund's adviser does not intend to borrow money, lend securities and make us of repurchase agreements.  If the Adviser changes its strategy to include such instruments, the Fund's Prospectus and Statement of Additional Information will be revised.  However, being restrictive in the Fund's policies limits the Adviser's ability to utilize such instruments in the future without shareholder approval.  Accordingly, we feel the disclosure regarding the Fund's policies with respect to borrowing is appropriate without further discussion in the prospectus or Statement of Additional Information.

Comment 7:

In the “Investment Restrictions” section, there is disclosure that appears to indicate that the Fund may  merge without a shareholder vote.  If this is the case, please indicate as much in the disclosure:

Response:

The disclosure has been revised as follows to clarify that it cannot merge without a shareholder vote:

“Notwithstanding any of the foregoing limitations, any investment company, whether organized as a trust, association or corporation, or a personal holding company, may be merged or consolidated with or acquired by the Trust with shareholder approval, provided that if such merger, consolidation or acquisition results in an investment in the securities of any issuer prohibited by said paragraphs, the Trust shall, within such reasonable time after the consummation of such merger, consolidation or acquisition as is necessary to preserve the tax-free nature of the transaction, dispose of all of the securities of such issuer so acquired or such portion thereof as shall bring the total investment therein within the limitations imposed by said paragraphs above as of the date of consummation.”

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP